FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Red Hat, Inc.

1801 Varsity Drive

Raleigh, North Carolina 27606

Attention Michael R. Cunningham, Esq.

EVP & General Counsel

919-754-3700, ext. 44184

  September 12, 2011

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2011

Filed April 29, 2011

File No. 001-33162

Dear Mr. Gilmore:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated August 18, 2011. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the fiscal year ended February 28, 2011

Consolidated Financial Statements

Note 20 – Segment Reporting, page 99

1.	We note your narrative analysis and Exhibit A provided in response to prior comment 2. Your quantitative analysis did not include the revenue growth rates for FY 2007 and it appears the resulting 5-year compound annual growth rates (“CAGR”) provided are actually 4-year CAGRS. As FY 2007 and FY 2008 had significantly larger variances among the segments in terms of revenue growth rates and gross profit margins, it is not clear how you considered the underlying reasons for the differences during those periods in concluding that the segments have essentially similar economic future prospects.

Response:

Mr. Patrick Gilmore

September 12, 2011

As requested, historical information for our five most recently completed fiscal years, including the revenue growth rate for FY 2007, is being provided supplementally by separate letter dated September 12, 2011.1 We apologize for the inadvertent omission of such rate from the materials submitted by letter dated August 8, 2011.

While we have experienced some variability in revenue growth rates among our geographic segments, particularly in FY 2007 and FY 2008, we viewed such differences as temporary. We experienced very little variation in gross profit margins among our geographic segments over the five-year period. We reached the conclusion that the segments have essentially similar economic future prospects after considering the variations in the context of the five qualitative factors listed in ASC 280-10-50-11. We believed, and continue to believe, that these segments have essentially similar future prospects because over the five-year period:

•

the segments have remained substantially similar in terms of (i) the nature of products and services provided, (ii) the nature of the production process, (iii) the types or classes of customers in each segment, (iv) the methods used to distribute products and services and (v) the nature of the regulatory environment;

•	the revenue growth rates for each segment are converging, and we expect this trend to continue; and

•	the gross profit margins for each segment have remained substantially similar, and we expect this trend to continue.

2.	We note your Exhibit C, provided under separate cover in response to prior comment 3, is an example of the discrete financial data provided to your chief operating decision maker (“CODM”) on a regular basis. It appears that your CODM regularly reviews discrete financial information for your Latin America operations that includes the principal financial measures that your CODM uses to evaluate operating segment performance and allocate resources. Please tell us how you considered whether your Latin America operations meet the definition of an operating segment as defined in ASC 280-10-50-1. If you conclude that your Latin America operations is an operating segment, provide us with your analysis supporting the conclusion that aggregation of this operating segment is appropriate, including an updated quantitative analysis of the historical information for the past five years regarding revenue growth rates and gross margins. Refer to ASC 280-10-50-10 through 50-13.

Response:

[1]

As indicated in our supplemental letter dated September 12, 2011 (the “Letter”), we are seeking Rule 83 confidential treatment with respect to the material referenced in the Letter. In the Letter, we request that the materials provided be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Michael R. Cunningham, EVP & General Counsel, Red Hat, Inc., 1801 Varsity Drive, Raleigh, North Carolina 27606, (919) 754-3700, ext. 44184, before it permits any disclosure of the materials provided.

Mr. Patrick Gilmore

September 12, 2011

We do not believe that our Latin America operations meet the definition of an operating segment as defined in ASC 280-10-50-1 because such operations do not have all of the three characteristics required by such Subtopic. Our analysis of the three required characteristics is set forth below:

•

While our Latin America operations engage in business activities from which it may earn revenue and incur expenses, a significant portion of the expenses associated with such activities is incurred in North America. Functions physically located in Latin America are primarily related to sales and marketing. Other activities required to conduct our business in Latin America (including in the areas of research and development, finance, legal and human resources) occur primarily in North America.

•

While our CODM incidentally receives information on our Latin America operations*, the CODM does not use such information to evaluate performance and allocate resources because such operations (i) are much smaller and less mature than our operations in each of our three geographic segments and (ii) depend to a significant extent on functions located in North America.

•

The discrete financial data available for our Latin America operations is not complete because a significant portion of the expense incurred in conducting our business in the region is borne by our North American operations and is not separately tracked.

3.	As a related matter, in your risk factor disclosure on page 27 you indicate that the company derives “a portion” of its revenues from U.S. government agencies and that termination of, or delayed or reduced funding for, programs or contracts from which revenues are derived could adversely affect the company’s business and financial performance. Please tell us the approximate percentage of revenues for the periods presented generated from the U.S. federal government and its agencies and tell us whether the U.S. federal government would be a major customer as described in ASC 280-10-50-42.

Response:

Rule 83 Confidential Treatment Request by Red Hat, Inc.

Request #1

Revenues generated from the U.S. federal government and its agencies in FY 2011, FY 2010 and FY 2009 are estimated to be no more than [**] respectively, of our total revenue. As a result, the U.S. federal government would not be considered a major customer under ASC 280-10-50-42.

Red Hat, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Michael R. Cunningham, Esq., EVP & General Counsel, Red Hat, Inc., 1801 Varsity Drive, Raleigh, NC 27606, 919-754-3700, ext. 44184, before it permits any disclosure of the bracketed information in Request #1.

*	We note that the referenced report is received by others (e.g. sales management) in addition to the CODM.

Mr. Patrick Gilmore

September 12, 2011

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.

Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.

cc:	Joyce Sweeney

Staff Accountant